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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 3 1 2011 PROCESSING WASH. D.C. 200 SECTION

SEC FILE NUMBER
8-47997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2010____ AND ENDING___December 31, 2010___
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emergent Financial Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3600 American Boulevard West _____ Suite 670
_____(No. and Street)

Bloomington _____ Minnesota _____ 55431
_____(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlene Cooke _____ 952-829-1212
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
_____(Name – _if individual, state last, first, middle name_)

2501 Wayzata Boulevard _____ Minneapolis _____ Minnesota ____ 55405
_____(Address)_____(City)_____(State)_____(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carlene Cooke _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Emergent Financial Group, Inc. _____, as
of _____ December 31, 2010 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emergent Financial Group, Inc.

CONTENTS

Independent Auditor's Report

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

March 28, 2011

phone | 612.377.4404
fax | 612.377.1325

address | 2501 Wayzata Boulevard
Minneapolis, MN 55405

website | www.lblco.com



Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Emergent Financial Group, Inc.

Statement of Financial Condition

December 31	2010
Assets	
Cash	$ 48,562
Receivable from clearing broker	17,660
Receivables - other ($24,044 not allowable for net capital)	45,794
Due from officer	12,000
Clearing deposit	35,000
Equipment, net of accumulated depreciation of $39,187	8,222
Prepaid expenses and other	38,038
Total Assets	**$205,276**
Liabilities and Stockholder's Equity	
Accounts payable	$ 23,984
Accrued expenses	35,105
Total Liabilities	**59,089**
Stockholder's Equity	**146,187**
Total Liabilities and Stockholder's Equity	**$205,276**

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Operations

Year Ended December 31	2010
Income	
Commissions	$ 1,000,104
Money management fees	982,445
Private placement fees	442,948
Interest	9,887
Total Income	2,435,384
Operating Expenses	
Salaries and commissions	2,080,847
Transaction fees	52,422
Employee benefits	95,260
Payroll taxes	24,736
Other	332,092
Total Operating Expenses	2,585,357
Loss from Operations	(149,973)
Loss on Disposal of Equipment	(13,958)
Net Loss	$ (163,931)

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Changes in Stockholder's Equity

Description	Preferred Stock *	Common Stock **	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2009	$ 50,000	$ 220,000	$ 197,942	$ (267,824)	$ 200,118
Capital contributed	-	-	110,000	-	110,000
Net loss	-	-	-	(163,931)	(163,931)
Balance, December 31, 2010	**$ 50,000**	**$ 220,000**	**$ 307,942**	**$ (431,755)**	**$ 146,187**

* 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.

** 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.

Emergent Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31	2010
Operating Activities	
Net loss	$ (163,931)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	7,671
Loss on disposal of equipment	13,958
Changes in operating assets and liabilities:	
Receivable from clearing broker	(3,428)
Receivables - other	77,187
Prepaid expenses and other	1,842
Accounts payable and accrued expenses	(203,970)
Net Cash Used by Operating Activities	(270,671)
Investing Activities	
Purchase of equipment	(1,491)
Advance to officer	(12,000)
Net Cash Used by Investing Activities	(13,491)
Financing Activity	
Capital contributed	110,000
Net Decrease in Cash	(174,162)
Cash	
Beginning of year	222,724
End of year	$ 48,562

See notes to financial statements.

Emergent Financial Group, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Emergent Financial Group, Inc. (Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the midwestern United States and deals primarily in over the counter equities and private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Money management fees are recorded as earned at varying percentages of invested assets. Private placement fees are recorded when the underlying transaction occurs.

Receivable from Clearing Broker

The receivable from clearing broker represents commissions receivable related to customer transactions.

Receivables - Other

Other receivables primarily represents money management fees receivable and commissions receivable on private placements.

Management anticipates no substantial loss from the receivable balances. Therefore, no reserve was established at December 31, 2010.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

2. Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the customers are unable to fulfill their contractual obligations. A $35,000 clearing account deposit was established to ensure the performance of obligations under the agreement.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

Emergent Financial Group, Inc.

Notes to Financial Statements

3. **Net Capital Requirement and Exemption**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010, net capital was $63,883, which exceeded the minimum capital requirement by $58,883. Aggregate indebtedness was $59,089 at December 31, 2010, resulting in a ratio of aggregate indebtedness to net capital of .92 to 1.

   The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. **Income Taxes**

   The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

   Deferred taxes arise primarily from temporary differences between the income tax returns and financial statements in the recognition of accounts receivable, accounts payable and accrued expense. Income is recognized for income tax purposes when cash is received, rather than when earned. Expenses are deducted for income tax purpose when paid, rather than when incurred. The temporary differences resulted in an immaterial amount of deferred tax at December 31, 2010.

   At December 31, 2010, the Company had a net operating loss (NOL) carryforward of approximately $425,000 available to reduce future taxable income. The NOL carryforward begins to expire in 2028. The deferred tax asset related to the NOL is approximately $106,000. The asset was fully reserved at December 31, 2010, due to the uncertainty of its realization. The valuation allowance increased $60,700 in 2010.

5. **Lease Commitments**

   The Company has a lease agreement for office space that expires November 2015. The lease agreement contains a five-year renewal option. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. Rent expense for 2010 was $102,144.

   Approximate future minimum rental commitments due under the noncancellable operating lease are as follows:

Years	Amount
2011	$ 47,100
2012	48,000
2013	49,100
2014	59,900
2015	55,800
Total	$ 259,900

Emergent Financial Group, Inc.

Notes to Financial Statements

6. Concentration of Revenue and Assets

Significantly all of the Company's commissions and money management fees were earned from an unrelated party that is a general partner in various limited investment partnership funds.

The Company's receivable from clearing broker and its clearing deposit were with one security clearinghouse totaling $52,660 at December 31, 2010.

7. 401(k) Plan

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company did not contribute to the plan in 2010.

8. Subsequent Events

Management has evaluated subsequent events through March 28, 2011, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus —
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

We have audited the accompanying financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated March 28, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

March 28, 2011

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com



Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Emergent Financial Group, Inc.

Computation of Net Capital

December 31	2010
Net Capital	
Stockholder's equity	$ 146,187
Deductions:	
Nonallowable items:	
Receivables - other	24,044
Due from officer	12,000
Equipment, net of accumulated depreciation	8,222
Prepaid expenses and other	38,038
Total Deductions	82,304
Net Capital	$ 63,883
Basic Net Capital Requirements	
Net capital	$ 63,883
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess Net Capital	$ 58,883
Aggregate Indebtedness	$ 59,089
Ratio of Aggregate Indebtedness to Net Capital	.92 to 1
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2010	
Net capital as reported by the Company	$ 65,096
Net audit adjustments:	
Adjust nonallowable deduction for change in prepaid expenses	(1,193)
Record change to depreciation expense	6
Record write off of abandoned leasehold improvements	(13,958)
Adjust nonallowable deduction for decreases in net equipment	13,952
Other	(20)
Net Capital	$ 63,883

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus —
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com



Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on March 28, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

March 28, 2011

Emergent Financial Group, Inc.

Financial Statements and
Supplementary Information

Year Ended December 31, 2010